082-34867

TRINIDAD
DRILLING LTD

TDC

08002002

BEST AVAILABLE COPY

April 2, 2008

SEC
Mail Processing
Section

APR 8 2008

Washington, DC
100

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Trinidad Energy Services Income Trust

SUPPL

Ladies and Gentlemen:

Enclosed please find a copy of Trinidad Energy Services Income Trust's News Release dated April 1st, 2008. These documents are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please feel free to call me at (403) 265-6525 if you have any questions regarding this matter.

Regards,

PROCESSED
APR 22 2008 E
THOMSON
FINANCIAL

Brent Conway
Chief Financial Officer

dlw 4/21

TRINIDAD DRILLING LTD

TDG

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

FOR IMMEDIATE RELEASE: April 1, 2008

TSX SYMBOL: TDG

TRINIDAD DRILLING LTD. TO DISCONTINUE ITS DIVIDEND REINVESTMENT PLAN

CALGARY, ALBERTA – The Board of Directors of Trinidad Drilling Ltd. (the "Corporation" or "Trinidad") is announcing the discontinuation of its Dividend Reinvestment Plan ("DRIP") that existed for unitholders of Trinidad Energy Services Income Trust. The discontinuation took effect upon the reorganization (the "Reorganization") of Trinidad from an income trust to a corporation, effective March 10, 2008, at which time all of the publicly held trust units were exchanged for common shares of the Corporation. As such, the distribution of March 17, 2008 has been comprised of an all cash distribution.

In accordance with the provisions of the DRIP, each participant's account will be settled by: (i) delivering a trust unit certificate representing such participant's trust units held under the DRIP to the participant; and (ii) by issuing a cheque representing a cash adjustment for any fractional trust units held under the DRIP based upon the market price of such fractional plan units at the time of settling the participant's account. A participant can then exchange such trust unit certificate for a certificate representing common shares of Trinidad by duly completing and delivering the letter of transmittal mailed in connection with the Reorganization. Additional copies of the letter of transmittal can be obtained under the Corporation's SEDAR profile at www.sedar.com, or by contacting the Corporation at the address appearing below.

Trinidad is a growth oriented corporation that trades on the TSX under the symbol TDG. Trinidad's divisions operate in the drilling, well servicing and barge drilling sectors of the North American oil and natural gas industry. With the completion of the current rig construction programs, Trinidad now has 110 drilling rigs ranging in depths from 1,000 – 6,500 metres. In addition to its drilling rigs, Trinidad has 20 service rigs, 20 pre-set and coring rigs and 4 barge rigs currently operating in the Gulf of Mexico. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well-trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the industry.

For further information please contact:

Lyle Whitmarsh, President and Chief Executive Officer or
Brent Conway, Chief Financial Officer
At 403.265.6525
Fax: 403.294.4448
E-mail: mbentley@trinidaddrilling.com

END